SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 19)


                         GOLDEN STATE BANCORP INC.
                     ----------------------------------
                              (Name of issuer)


                  Common Stock, par value $1.00 per share
            ---------------------------------------------------
                       (Title of class of securities)


                                381197 10 2
                 ------------------------------------------
                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
           ----------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                              January 25, 2002
                             ------------------
                       (Date of event which requires
                         filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                             Page 1 of 12 Pages
                          Exhibit Index on Page 12



CUSIP No. 381197 10 2                    13D           Page   2   of  12  Pages

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   42,949,525
          WITH              ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                             --------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  42,949,525
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |_|
         CERTAIN SHARES*
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            31.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------



CUSIP No. 381197 10 2             13D                Page   3   of  12  Pages

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GSB Investments Corp.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
            WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   42,949,525
          WITH              ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  42,949,525
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,949,525
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
         CERTAIN SHARES*
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            31.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------



         This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999 and Amendment No. 3 thereto, dated August 25, 1999, filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen") and Amendment No. 4 thereto, dated December 17, 1999, Amendment No. 5 thereto, dated May 23, 2000, Amendment No. 6 thereto, dated August 30, 2000, Amendment No. 7 thereto, dated December 18, 2000, Amendment No. 8 thereto, dated December 20, 2000, Amendment No. 9 thereto dated December 21, 2000, Amendment No. 10 thereto dated December 29, 2000, Amendment No. 11 thereto dated January 3, 2001, Amendment No. 12 thereto dated March 9, 2001, Amendment No. 13 thereto dated September 28, 2001, Amendment No. 14 thereto dated October 26, 2001, Amendment No. 15 thereto dated November 19, 2001, Amendment No. 16 thereto dated November 29, 2001, Amendment No. 17 thereto dated December 21, 2001 and Amendment No. 18 thereto dated December 28, 2001 filed by (a) Mafco Holdings and (b) Investments Corp. (as so amended, the "Schedule 13D"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

Item 4.  Purpose of Transaction.

         The following is added to the response to Item 4:

         On January 25, 2002 Mafco Holdings and Investments Corp. entered into a forward sale arrangement with Credit Suisse First Boston
International ("CSFBI") and Credit Suisse First Boston Corporation ("CSFB") with respect to 415,000 shares of Common Stock, as described in a term sheet related thereto dated January 25, 2002 (the "Term Sheet").

         Pursuant to the Term Sheet, on January 31, 2002 Investments Corp. entered into a SAILS Agreement with CSFBI and CSFB (the "First SAILS Agreement") with respect to such 415,000 shares of Common Stock for a payment of $7,874,338 (the "First Proceeds Amount"). The First Proceeds Amount is 67.05% of a $11,743,979 aggregate contract price ($28.2987 per share), with the difference representing principally a financing cost to Investments Corp. over the two year term of the transaction, as well as a fee component for CSFBI. The actual number of shares of Common stock (or cash equivalent thereof) to be delivered by Investments Corp. to CSFBI on January 31, 2004 (the "First Maturity Date") will be determined pursuant to a formula described in Item 6 of this filing.

         In addition, on January 29, 2002 Investments Corp. entered into a SAILS Agreement with CSFBI and CSFB (the "Second SAILS Agreement") with respect to 1,585,000 shares of Common Stock for a payment of $28,162,676 (the "Second Proceeds Amount"). The Second Proceeds Amount is 67.05% of a $42,002,500 aggregate contract price ($26.50 per share), with the difference representing principally a financing cost to Investments Corp. over the two year term of the transaction, as well as a fee component for CSFBI. The actual number of shares of Common stock (or cash equivalent thereof) to be delivered by Investments Corp. to CSFBI on January 31, 2004 (the "Second Maturity Date") will be determined pursuant to a formula described in Item 6 of this filing.

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.


Item 5.  Interest in Securities of the Issuer.

         The following is added to the response to Item 5:

         (a) - (b) As of October 31, 2001, based upon the Company's quarterly report on Form 10-Q for the third quarter 2001, there were 135,755,712 outstanding shares of Common Stock. Subject to (i) the terms of the SAILS Agreement and the Pledge Agreement each dated December 19, 2000 with respect to 3,000,000 shares of Common Stock as reported in Amendment No. 8 to this Statement on Schedule 13D, (ii) the terms of the SAILS Agreement and the Pledge Agreement each dated December 28, 2000 with respect to 1,304,800 shares of Common Stock as reported in Amendment No. 10 to this Statement on Schedule 13D, (iii) the terms of the SAILS Agreement and the Pledge Agreement each dated March 8, 2001 with respect to 1,695,200 shares of Common Stock as reported in Amendment No. 12 to this Statement on
Schedule 13D, (iv) the terms of the SAILS Agreement and the Pledge Agreement each dated September 28, 2001 with respect to 1,000,000 shares of Common Stock, (v) the terms of the SAILS Agreement and the Pledge Agreement each dated October 24, 2001 with respect to 2,000,000 shares of Common Stock, (vi) the terms of the SAILS Agreement and the Pledge Agreement each dated November 16, 2001 with respect to 1,000,000 shares of Common Stock,
(vii) the terms of the Stock Purchase Agreement and the Pledge Agreement each dated November 14, 2001, and the Pre-Pricing Acknowledgment dated November 14, 2001 and Pricing Schedule dated November 16, 2001 thereunder with respect to 1,000,000 shares of Common Stock, (viii) the terms of the SAILS Agreement and Pledge Agreement each dated December 19, 2001 with respect to 912,500 Shares of Common Stock,(ix) the terms of the SAILS Agreement and Pledge Agreement each dated December 28, 2001 with respect to 1,000,000 Shares of Common Stock and (x) the terms of the SAILS Agreement and Pledge Agreement each dated January 29, 2002 with respect to 1,585,000 Shares of Common Stock and (xi) the terms of the SAILS Agreement and Pledge Agreement each dated January 31, 2002 with respect to 415,000 Shares of Common Stock, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 42,949,525 shares of Common Stock, representing 31.6% of the Common Stock outstanding.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on
Schedule I hereto during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following is added to the response to Item 6:

         On January 25, 2002, Mafco Holdings, Investments Corp., CSFBI and CSFB entered into the Term Sheet. Pursuant to the Term Sheet, on January 31, 2002 Investments Corp., CSFBI and CSFB entered into the First SAILS Agreement and a Pledge Agreement (the "First Pledge Agreement") with respect to 415,000 shares of Common Stock. On January 31, 2002, pursuant to the First Pledge Agreement Investments Corp. deposited into a collateral account with CSFBI 415,000 shares of Common Stock (the "First Underlying Shares") and CSFBI paid to Investments Corp. $7,874,338. On the First Maturity Date or earlier termination of this transaction pursuant to the First SAILS Agreement, Investments Corp. will have the right to settle its obligations to CSFBI with respect to the First Underlying Shares by delivering to CSFBI from the collateral account a number of shares of Common Stock (or, at the option of Investments Corp., the cash equivalent of such shares) with a value equal to the product of (a) the number of First Underlying Shares and (b) the First Exchange Rate.

         The First Exchange Rate will be determined as follows:

         (i) if the average closing price per share of Common Stock on the first 20 trading days beginning 30 trading days prior to the First Maturity Date or the earlier termination of this transaction pursuant to the First SAILS Agreement (the "First Maturity Price") is less than or equal to $24.0539 (the "First Reference Price"), the First Exchange Rate will be ONE (1);

         (ii) if the First Maturity Price is greater than the First Reference Price but less than or equal to $48.1078 (the "First Threshold Price"), the First Exchange Rate will be a fraction equal to the First Reference Price divided by the First Maturity Price; or

         (iii) if the First Maturity Price is greater than the First Threshold Price, the First Exchange Rate will be a fraction equal to ONE (1) minus a fraction, the numerator of which will equal the excess of the First Threshold Price over the First Reference Price and the denominator of which will equal the First Maturity Price.

         In addition, on January 29, 2002 Investments Corp., CSFBI and CSFB entered into the Second SAILS Agreement and a Pledge Agreement (the "Second Pledge Agreement") with respect to 1,585,000 shares of Common Stock. On January 31, 2002, pursuant to the Second Pledge Agreement Investments Corp. deposited into a collateral account with CSFBI 1,585,000 shares of Common Stock (the "Second Underlying Shares") and CSFBI paid to Investments Corp. $28,162,676. On the Second Maturity Date or earlier termination of this transaction pursuant to the Second SAILS Agreement, Investments Corp. will have the right to settle its obligations to CSFBI with respect to the Second Underlying Shares by delivering to CSFBI from the collateral account a number of shares of Common Stock (or, at the option of Investments Corp., the cash equivalent of such shares) with a value equal to the product of
(a) the number of Second Underlying Shares and (b) the Second Exchange
Rate.

         The Second Exchange Rate will be determined as follows:

         (i) if the average closing price per share of Common Stock on the first 20 trading days beginning 30 trading days prior to the Second Maturity Date or the earlier termination of this transaction pursuant to the Second SAILS Agreement (the "Second Maturity Price") is less than or equal to $22.525 (the "Second Reference Price"), the Second Exchange Rate will be ONE (1);

         (ii) if the Maturity Price is greater than the Second Reference Price but less than or equal to $45.05 (the "Second Threshold Price"), the Second Exchange Rate will be a fraction equal to the Second Reference Price divided by the Second Maturity Price; or

         (iii) if the Second Maturity Price is greate than the Second Threshold Price, the Second Exchange Rate will be a fraction equal to ONE (1) minus a fraction, the numerator of which will equal the excess of the Second Threshold Price over the Second Reference Price and the denominator of which will equal the Second Maturity Price.

         In addition, Mafco Holdings, Investments Corp., the Company, CSFBI and CSFB entered into a Registration Agreement with respect to 1,585,000 shares of Common Stock dated as of January 29, 2002. It provides for the filing and keeping effective of a registration statement and the preparation of a prospectus with respect to such shares and contains customary representations, warranties, covenants and indemnities.


Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:


                  Exhibit 39. Term Sheet dated as of January 25, 2002 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston
                                    Corporation

                  Exhibit 40. SAILS Mandatorily Exchangeable Securities Contract dated January 31, 2002 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

                  Exhibit 41. SAILS Pledge Agreement dated January 31, 2002 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

                  Exhibit 42. SAILS Mandatorily Exchangeable Securities Contract dated January 29, 2002 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

                  Exhibit 43. SAILS Pledge Agreement dated January 29, 2002 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

                  Exhibit 44. Registration Agreement dated as of January 29, 2002 among Mafco
                                    Holdings Inc., GSB Investments
                                    Corp., Golden State Bancorp Inc.,
                                    Credit Suisse First Boston
                                    International and Credit Suisse
                                    First Boston Corporation



                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: February 8, 2002

                                            MAFCO HOLDINGS INC.


                                            By: /s/ Glenn P. Dickes
                                               ---------------------------
                                               Glenn P. Dickes
                                               Senior Vice President


                                            GSB INVESTMENTS CORP.


                                            By: /s/ Glenn P. Dickes
                                               ---------------------------
                                               Glenn P. Dickes
                                               Senior Vice President



                               EXHIBIT INDEX



Exhibit

39 Term Sheet dated as of January 25, 2002 among Mafco Holdings Inc., GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

40 SAILS Mandatorily Exchangeable Securities Contract dated January 31, 2002 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

41 SAILS Pledge Agreement dated January 31, 2002 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston
                  Corporation

42 SAILS Mandatorily Exchangeable Securities Contract dated January 29, 2002 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston Corporation

43 SAILS Pledge Agreement dated January 29, 2002 among GSB Investments Corp., Credit Suisse First Boston International and Credit Suisse First Boston
                  Corporation

44 Registration Agreement dated as of January 29, 2002 among Mafco Holdings Inc., GSB Investments Corp., Golden State Bancorp Inc., Credit Suisse First Boston International and Credit Suisse First Boston Corporation